SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2015

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Prudential plc (the "Company")

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

An announcement released by the Company on 30 September 2014 showed the total beneficial holding of American Depositary Receipts (ADRs) in the Company held by Mr Barry Stowe, Executive Director, was 138,920 ADRs (0.01% of the issued share capital) and held by Mr Mike Wells, Executive Director, was 221,768 ADRs (0.02% of the issued share capital).

This announcement should have showed that Mr Stowe had a total beneficial holding of 142,144 ADRs (0.01% of the issued share capital) and Mr Wells had a total beneficial holding of 222,790 ADRs (0.02% of the issued share capital).

The discrepancy arose because dividends were, in error, reinvested in the Company's ADRs, resulting in purchases that increased their holdings as follows:

Mr Stowe

Date of Purchase	Number of ADRs	Net cost per ADR (US$)
01/06/2007	77	30.18
03/10/2007	19	31.17
03/10/2007	52	32.13
30/05/2008	47	26.47
02/10/2008	30	19.13
02/10/2008	80	19.72
03/06/2009	297	15.33
05/10/2009	133	18.18
08/06/2010	754	15.83
04/10/2010	317	20.57
07/06/2011	769	23.34
03/10/2011	463	17.18
07/06/2012	75	21.12
09/10/2012	30	27.00
05/06/2013	56	33.97
08/10/2013	25	37.90
Total	3,224
Note: The number of ADRs on each purchase date has been rounded to the nearest whole ADR.

Mr Wells

Date of Purchase	Number of ADRs	Net cost per ADR (US$)
08/06/2011	650	23.40
04/10/2011	372	18.14
Total	1,022
Note: The number of ADRs on each purchase date has been rounded to the nearest whole ADR.

Additional information

Prudential plc ADRs are issued at a ratio of 1 ADR being equal to 2 Prudential plc ordinary shares of 5p each.

All dealings took place in New York, USA.

Prudential plc is not affiliated in any manner with Prudential Financial Inc., a company whose principal place of business is in the United States of America.

Contact

Jennie Webb, Share Plans Manager, +44 (0)20 7548 2027
Stefan Bort, Deputy Group Secretary, +44 (0)20 7548 2115

Date of notification

3 March 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 03 March 2015

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/Stefan Bort

Stefan Bort
Deputy Group Secretary